                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
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                                 Schedule 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 3)
--------------------------------------------------------------------------------
                          KRUPP REALTY FUND, LTD.-III
                           (Name of Subject Company)

                            KRESCENT PARTNERS L.L.C.
                            AP-GP PROM PARTNERS INC.
                           AMERICAN HOLDINGS I, L.P.
                          AMERICAN HOLDING I-GP, INC.
                       AMERICAN PROPERTY INVESTORS, INC.
                                   (Bidders)

                UNITS OF INVESTOR LIMITED PARTNERSHIP INTERESTS
                                (Title of Class
                                 of Securities)

                                  501128 10 2
                     (CUSIP Number of Class of Securities)

--------------------------------------------------------------------------------
                               W. Edward Scheetz
                            Krescent Partners L.L.C.
                    1301 Avenue of the Americas, 38th Floor
                              New York, NY  10019

                                   Copies to:
       Peter M. Fass                              Bonnie D. Podolsky
       Steven L. Lichtenfeld                      Gordon Altman Butowsky
       Battle Fowler LLP                            Weitzen Shalov & Wein
       75 East 55th Street                        114 West 47th Street
       New York, NY  10022                        New York, NY  10036
       (212) 856-7000                             (212) 626-0800


                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                      Communications on Behalf of Bidder)

                          Calculation of Filing Fee

--------------------------------------------------------------------------------
     Transaction                                                Amount of
      Valuation*                                               Filing Fee
---------------------                                    -----------------------

      $1,893,290                                                $378.66
--------------------------------------------------------------------------------

        *For purposes of calculating the filing fee only. This amount assumes the purchase of 5,117 Units of Investor Limited Partnership Interests ("Units") of the subject company for $370 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount previously paid:                           $322.37
Form or registration no.:                         Schedule 14D-1
Filing party:                                     Krescent Partners L.L.C.
Date filed:                                       November 21, 1996

                         (Continued on following pages)
                              (Page 1 of 11 pages)

Cusip No.:  501128 10 2               14D-1                         Page 2 of 11


--------------------------------------------------------------------------------
1.     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       KRESCENT PARTNERS L.L.C.


--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group
       (See Instructions)
                                                                        (a)  { }
                                                                        (b)  {X}

--------------------------------------------------------------------------------
3.     SEC Use Only



--------------------------------------------------------------------------------
4.     Sources of Funds (See Instructions)

       AF; WC

--------------------------------------------------------------------------------
5.     Check Box if Disclosure of Legal Proceedings is Required
       Pursuant to Item 2(e) or 2(f)
                                                                             [ ]

--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Delaware


--------------------------------------------------------------------------------
7.     Aggregate Amount Beneficially Owned by Each Reporting Person

       5 Units of Investor Limited Partnership Interests

--------------------------------------------------------------------------------
8.     Check Box if the Aggregate Amount in Row (7) Excludes
       Certain Shares (See Instructions)
                                                                             [ ]

--------------------------------------------------------------------------------
9.     Percent of Class Represented by Amount in Row (7)

       Less than 1%

--------------------------------------------------------------------------------
10.    Type of Reporting Person (See Instructions)

       OO

Cusip No.:  501128 10 2               14D-1                         Page 3 of 11


--------------------------------------------------------------------------------
1.     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       AP-GP PROM PARTNERS INC.


--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group
       (See Instructions)
                                                                        (a)  { }
                                                                        (b)  {X}

--------------------------------------------------------------------------------
3.     SEC Use Only



--------------------------------------------------------------------------------
4.     Sources of Funds (See Instructions)

       AF

--------------------------------------------------------------------------------
5.     Check Box if Disclosure of Legal Proceedings is Required
       Pursuant to Item 2(e) or 2(f)
                                                                             [ ]

--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Delaware


--------------------------------------------------------------------------------
7.     Aggregate Amount Beneficially Owned by Each Reporting Person

       5 Units of Investor Limited Partnership Interests

--------------------------------------------------------------------------------
8.     Check Box if the Aggregate Amount in Row (7) Excludes
       Certain Shares (See Instructions)
                                                                             [ ]

--------------------------------------------------------------------------------
9.     Percent of Class Represented by Amount in Row (7)

       Less than 1%

--------------------------------------------------------------------------------
10.    Type of Reporting Person (See Instructions)

       CO

Cusip No.:  501128 10 2               14D-1                         Page 4 of 11


--------------------------------------------------------------------------------
1.     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       AMERICAN HOLDINGS I, L.P.


--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group
       (See Instructions)
                                                                        (a)  { }
                                                                        (b)  {X}

--------------------------------------------------------------------------------
3.     SEC Use Only



--------------------------------------------------------------------------------
4.     Sources of Funds (See Instructions)

       AF; WC

--------------------------------------------------------------------------------
5.     Check Box if Disclosure of Legal Proceedings is Required
       Pursuant to Item 2(e) or 2(f)
                                                                             [ ]

--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Delaware


--------------------------------------------------------------------------------
7.     Aggregate Amount Beneficially Owned by Each Reporting Person

       38 Units of Investor Limited Partnership Interests

--------------------------------------------------------------------------------
8.     Check Box if the Aggregate Amount in Row (7) Excludes
       Certain Shares (See Instructions)
                                                                             [ ]

------------------------------------------------------------
9.     Percent of Class Represented by Amount in Row (7)

       Less than 1%

--------------------------------------------------------------------------------
10.    Type of Reporting Person (See Instructions)

       PN

Cusip No.:  501128 10 2               14D-1                         Page 5 of 11


--------------------------------------------------------------------------------
1.     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       AMERICAN HOLDINGS I-GP, INC.


--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group
       (See Instructions)
                                                                        (a)  { }
                                                                        (b)  {X}

--------------------------------------------------------------------------------
3.     SEC Use Only



--------------------------------------------------------------------------------
4.     Sources of Funds (See Instructions)

       OO

--------------------------------------------------------------------------------
5.     Check Box if Disclosure of Legal Proceedings is Required
       Pursuant to Item 2(e) or 2(f)
                                                                             [ ]

--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Delaware


--------------------------------------------------------------------------------
7.     Aggregate Amount Beneficially Owned by Each Reporting Person

       38 Units of Investor Limited Partnership Interests

--------------------------------------------------------------------------------
8.     Check Box if the Aggregate Amount in Row (7) Excludes
       Certain Shares (See Instructions)
                                                                             [ ]

--------------------------------------------------------------------------------
9.     Percent of Class Represented by Amount in Row (7)

       Less than 1%

--------------------------------------------------------------------------------
10.    Type of Reporting Person (See Instructions)

       CO

Cusip No.:  501128 10 2               14D-1                         Page 6 of 11


--------------------------------------------------------------------------------
1.     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       AMERICAN PROPERTY INVESTORS, INC.


--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group
       (See Instructions)
                                                                        (a)  { }
                                                                        (b)  {X}

--------------------------------------------------------------------------------
3.     SEC Use Only



--------------------------------------------------------------------------------
4.     Sources of Funds (See Instructions)

       OO

--------------------------------------------------------------------------------
5.     Check Box if Disclosure of Legal Proceedings is Required
       Pursuant to Item 2(e) or 2(f)
                                                                             [ ]

--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Delaware


--------------------------------------------------------------------------------
7.     Aggregate Amount Beneficially Owned by Each Reporting Person

       38 Units of Investor Limited Partnership Interests

--------------------------------------------------------------------------------
8.     Check Box if the Aggregate Amount in Row (7) Excludes
       Certain Shares (See Instructions)
                                                                             [ ]

--------------------------------------------------------------------------------
9.     Percent of Class Represented by Amount in Row (7)

       Less than 1%

--------------------------------------------------------------------------------
10.    Type of Reporting Person (See Instructions)

       CO

                       AMENDMENT NO. 4 TO SCHEDULE 14D-1

       This Amendment No. 4 amends the Tender Offer Statement on Schedule 14D-1 filed by Krescent Partners L.L.C., a Delaware limited liability company (the "Purchaser" or "Krescent"), with the Securities and Exchange Commission on November 21, 1996 (the "Schedule 14D-1"), as amended by Amendment No. 1 dated December 20, 1996, Amendment No. 2 dated December 31, 1996 and Amendment No. 3 dated January 9, 1997, relating to the tender offer by the Purchaser to purchase up to 5,117 of the issued and outstanding Units of Investor Limited Partnership Interests ("Units") of Krupp Realty Fund, Ltd.-III, a Massachusetts limited partnership (the "Partnership"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated November 21, 1996 and the related Letter of Transmittal. Reference to the "Supplement" in this Amendment No. 4 to the Schedule 14D-1 shall mean the Offer to Purchase as amended by the Supplement to the Offer to Purchase by the Purchaser and AHI (as defined in Item 2 below) dated January 10, 1997 (the "Supplement"), a copy of which is attached hereto as Exhibit (a)(8).

       Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 14D-1 and the Offer to Purchase.

ITEM 1.       SECURITY AND SUBJECT COMPANY.

       Item 1(b) is hereby supplement and amended to include the information set forth in the Introduction to the Supplement, which is incorporated herein by reference.

ITEM 2.       IDENTITY AND BACKGROUND.

       Item 2 is hereby supplemented and amended as follows:

       (a)-(d) This statement is being filed by the Purchaser, AP-GP Prom Partners, Inc., a Delaware corporation and the managing member (the "Managing Member") of the Purchaser, American Holdings I, L.P., a Delaware limited partnership ("AHI"), American Holdings I-GP, Inc., a Delaware corporation and the general partner of AHI (the "AHI General Partner"), and American Property Investors, Inc. ("API"), a Delaware corporation and the general partner of the sole stockholder of the AHI General Partner. The Purchaser and AHI have entered into an agreement (the "Krescent-AHI Agreement") relating to the conduct of the Offer, a copy of which is attached hereto as Exhibit (c)(9). Items 2(a)-(d) are hereby supplemented and amended to include the information set forth in Section 10 ("Certain Information Concerning the Purchaser and AHI") and Schedule I to the Supplement, which is incorporated herein by reference.

       (e) and (f) During the last five years, neither the Purchaser, the Managing Member, AHI, the AHI General Partner, API nor, to the best of their knowledge, any of the persons listed on Schedule I to the Offer to Purchase or referred to in Section 10 ("Certain Information Concerning the Purchaser and AHI") of the Offer to Purchase, in each case as amended by the Supplement, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

       (g) Item 2 (g) is hereby amended and supplemented to include the information set forth in Schedule I to the Supplement, which is incorporated herein by reference.

ITEM 3.       PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT
              COMPANY.

       Item 3(b) is hereby supplemented and amended to include the information set forth in Section 11 ("Background of the Offer") of the Supplement, which is incorporated herein by reference.


ITEM 4.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       Item 4(a) is hereby supplemented and amended to include the information set forth in Section 12 ("Source of Funds") of the Supplement, which is incorporated herein by reference.


ITEM 5.       PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

       Items 5 (a)-(b) are hereby supplemented and amended to include the information set forth in Section 8 ("Purpose of the Offer; Future Plans") of the Supplement, which is incorporated herein by reference.

       Items 5(f)-(g) are hereby supplemented and amended to include the information set forth in Section 7 ("Effects of the Offer") of the Supplement, which is incorporated herein by reference.


ITEM 6.       INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

       Items 6(a)-(b) are hereby supplemented and amended to include the information set forth in the Introduction and Section 10 ("Certain Information Concerning the Purchaser and AHI") of the Supplement, which is incorporated herein reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

       Item 7 is hereby supplemented and amended to include the information set forth in Section 10 ("Certain Information Concerning the Purchaser and AHI") and Section 11 ("Background of the Offer") of the Supplement, which is incorporated herein by reference.

ITEM 10.      ADDITIONAL INFORMATION.

       Item 10(f) is hereby supplemented and amended as follows:

       The information set forth in the Supplement, the Letter of Transmittal and the press release dated January 10, 1997, copies of which are attached hereto as Exhibits (a)(8), (a)(9) and (a)(10), respectively, is incorporated herein by reference.

ITEM 11.      MATERIAL TO BE FILED AS EXHIBITS.

              99.(a)(7)     Letter, dated January 10, 1997, from Krescent
                            Partners L.L.C. and American Holdings I, L.P. to holders of Units

              99.(a)(8)     Supplement to Offer to Purchase dated January 10,
                            1997

              99.(a)(9)     Letter of Transmittal

              99.(a)(10)    Press Release dated January 10, 1997

              99.(c)(6)     Second Amendment to Settlement Agreement, dated
                            January 6, 1997 (the "Second Amendment"), between
                            The Krupp Corporation and Liquidity Financial
                            Group, L.P.

              99.(c)(7)     First Amendment to Option Agreement, dated as of
                            January 8, 1997, between Liquidity Financial
                            Group, L.P. and Apollo Real Estate Investment Fund
                            II, L.P.

              99.(c)(8)     Assumption Agreement, dated January 8, 1997 (the
                            "AHI Assumption Agreement"), between Liquidity
                            Financial Group, L.P. and American Holdings I, L.P.

              99.(c)(9)     Letter Agreement, dated January 8, 1997 (the
                            "Krescent-AHI Agreement"), between Krescent
                            Partners L.L.C. and American Holdings I, L.P.

                                   SIGNATURES

              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 10, 1997


                            KRESCENT PARTNERS L.L.C.

                            By:   AP-GP Prom Partners Inc., its
                                  managing member


                                  By:    /s/ RICHARD MACK
                                         ------------------------
                                         Name:  Richard Mack
                                                -----------------
                                         Title: Vice President
                                                -----------------


                            AP-GP PROM PARTNERS INC.


                            By:   /s/ RICHARD MACK
                                  -------------------------------
                                  Name:  Richard Mack
                                         ------------------------
                                  Title: Vice President
                                         ------------------------


                            AMERICAN HOLDINGS I, L.P.

                            By:   American Holdings I-GP, Inc.,
                                  its general partner


                                  By:  /s/ HENRY J. GERARD
                                       --------------------------
                                       Name:  Henry J. Gerard
                                            ---------------------
                                       Title: Vice President
                                              -------------------


                            AMERICAN HOLDINGS I-GP, INC.


                            By:   /s/ HENRY J. GERARD
                                  -------------------------------
                                  Name:  Henry J. Gerard
                                         ------------------------
                                  Title: Vice President
                                         ------------------------


                            AMERICAN PROPERTY INVESTORS, INC.


                            By:  /s/ JOHN P. SALDARELLI
                                 --------------------------------
                                 Name:  John P. Saldarelli
                                        -------------------------
                                 Title: Vice President
                                        -------------------------

                                 EXHIBIT INDEX





EXHIBIT
NO.                                   TITLE
---                                   -----
99.(a)(7)     Letter, dated January 10, 1997, from Krescent Partners L.L.C. and
              American Holdings I, L.P. to holders of Units

99.(a)(8)     Supplement to Offer to Purchase dated January 10, 1997

99.(a)(9)     Letter of Transmittal

99.(a)(10)    Press Release dated January 10, 1997

99.(c)(6)     Second Amendment to Settlement Agreement, dated January 6, 1997
              (the "Second Amendment"), between The Krupp Corporation and
              Liquidity Financial Group, L.P.

99.(c)(7)     First Amendment to Option Agreement, dated as of January 8,
              1997, between Liquidity Financial Group, L.P. and Apollo Real
              Estate Investment Fund II, L.P.

99.(c)(8)     Assumption Agreement, dated January 8, 1997 (the "AHI
              Assumption Agreement"), between Liquidity Financial Group, L.P.
              and American Holdings I, L.P.

99.(c)(9)     Letter Agreement, dated January 8, 1997 (the "Krescent-AHI
              Agreement"), between Krescent Partners L.L.C. and American
              Holdings I, L.P.